UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc., announcing second quarter 2008 financial results and payment of dividends. This earnings release was released on August 31, 2008.

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Second Quarter and Six Month 2008 Financial Results

Second Quarter Sales Volumes Increase 55%

PIRAEUS, Greece, August 13, 2008 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, today announced financial and operating results for the second quarter and six months ended June 30, 2008.

Second Quarter 2008 and Year-to-Date Highlights

•	Increased sales volumes to 1,232,438 metric tons in Q2 2008 and 2,292,572 metric tons for the six months ended June 30, 2008
•	Generated gross spread on marine petroleum products of $39.3 million in Q2 2008 and $71.0 million for the six months ended June 30, 2008
•	Recorded operating income of $12.4 million in Q2 2008 and $20.9 million for the six months ended June 30, 2008
•	Recorded net income of $9.9 million, or $0.23 basic and diluted earnings per share, in Q2 2008 and $17.4 million, or $0.41 basic and diluted earnings per share for the six months ended June 30, 2008
o	Adjusted net income for Q2 2008, which excludes certain nonrecurring legal expenses related to Aegean’s new U.K. service center, was $10.8 million, or $0.25 basic and diluted earnings per share
•	Further expanded international marine fuel logistics infrastructure
o	Commenced physical supply operations in the U.K. on April 1, 2008
o	Took delivery of three double-hull bunkering tanker newbuildings
o	On July 1, 2008, completed the acquisition of ICS Petroleum, a leading Vancouver-based marketer and physical supplier of marine fuel in Canada and Mexico

The Company recorded net income of $9.9 million, or $0.23 basic and diluted earnings per share, for the three months ended June 30, 2008. For purposes of comparison, the Company reported net income of $7.0 million, or $0.17 basic and diluted earnings per share, for the three months ended June 30, 2007. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2008 were 42,495,020 and 42,644,708, respectively. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2007 were 42,410,000 and 42,471,826, respectively.

During the three months ended June 30, 2008, the Company incurred certain nonrecurring legal expenses totaling $0.9 million related to a dispute involving its service center in Portland, United Kingdom.  This dispute has been settled. Adjusted net income, excluding these items, was $10.8 million or $0.25 basic and diluted earnings per share.

Total revenues for the three months ended June 30, 2008, increased by 162.2% to $741.0 million compared to $282.6 million for the same period in 2007. For the three months ended June 30, 2008, sales of marine petroleum products increased by 161.7% to $738.6 million compared to $282.2 million for the year-earlier period.

Results for the second quarter of 2008 were driven by a 96.5% increase in the gross spread on marine petroleum products to $39.3 million compared to $20.0 million for the same period in 2007. For the three months ended June 30, 2008, the volume of marine fuel sold increased 55.0% to 1,232,438 metric tons compared to 795,282 metric tons in the year-earlier period, as sales volumes improved significantly in the Company’s service centers located in Greece, the United Arab Emirates and Singapore. Furthermore, results for the second quarter of 2008 included sales volumes from Aegean’s acquired service centers in Northern Europe and Portland (UK) which commenced revenue-generating activities in October 2007 and April 2008, respectively, as well as sales volumes from Aegean’s new service center in West Africa which was established during January 2008.  During the three months ended June 30, 2008, the gross spread per metric ton of marine fuel sold increased to $31.7 per metric ton, compared to $25.1 per metric ton during the three months ended June 30, 2007.

Operating income for the second quarter of 2008 was $12.4 million compared to $7.1 million for the same period in 2007. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $29.3 million for the three months ended June 30, 2008 compared to $16.0 million for the same period in 2007.  This increase was principally due to a larger fleet of bunkering tankers and floating storage facilities owned and operated by the Company during the second quarter of 2008 compared to the second quarter of 2007.

E. Nikolas Tavlarios, President, commented, “Our strong performance in the second quarter demonstrates management’s success in expanding Aegean’s logistics infrastructure and penetrating new markets. In addition, we once again utilized our disciplined approach to grow our global service center network with the acquisition of ICS Petroleum, which closed on July 1, 2008 and is expected to be immediately accretive to earnings and cash flows. Upon completing this acquisition, which provides a critical bunkering presence in North America, Aegean has more than doubled its global network for the physical supply of marine fuel over the past two years. Complementing this robust growth, we continue to significantly increase our delivery capacity with the addition of three double-hull bunkering tanker newbuildings to date this year. We remain on track to take delivery of 24 remaining newbuildings over the next two years under our well-capitalized growth plan, increasing our modern bunkering fleet to 52. By further expanding our full-service marine fuel platform, we expect to capitalize on the positive industry fundamentals and drive long-term sales volume growth.”

For the six months ended June 30, 2008, the Company recorded net income of $17.4 million, or $0.41 basic and diluted earnings per share, compared to net income of $13.6 million, or $0.32 basic and diluted earnings per share, for the six months ended June 30, 2007. The weighted average basic and diluted shares outstanding for the six months ended June 30, 2008 were 42,483,292 and 42,629,293, respectively. The weighted average basic and diluted shares outstanding for the six months ended June 30, 2007 were 42,410,000 and 42,449,028, respectively.

Total revenues for the first six months in 2008 increased by 156.4% to $1,273.0 million compared to $496.4 million for the same period in 2007. For the six months ended June 30, 2008, sales of marine petroleum products increased by 156.9% to $1,269.0 million compared to $493.9 million for the same period in 2007.

Results for the six months ended June 30, 2008 were led by a 86.4% increase in the gross spread on marine petroleum products to $71.0 million compared to $38.1 million for the same period a year ago. For the six months ended June 30, 2008, the volume of marine fuel sold increased 51.5% to 2,292,572 metric tons compared to 1,513,727 metric tons in the year-earlier period. During the six months ended June 30, 2008, the gross spread per metric ton of marine fuel sold increased to $30.8 per metric ton, compared to $24.9 per metric ton during the six months ended June 30, 2007.

Operating income for the six months ended June 30, 2008 was $20.9 million compared to $13.1 million for the same period in 2007. The increase in operating income was attributable to higher gross spreads (i.e. net revenues) partially offset by higher vessel operating expenses as well as higher general and administrative costs.

Liquidity and Capital Resources

As of June 30, 2008, the Company had cash and cash equivalents of $16.1 million and working capital of $64.2 million. Non-cash working capital, or working capital excluding cash and debt, was $191.2 million as of June 30, 2008.

Net cash used in operating activities was $18.8 million for the three months ended June 30, 2008. Net income, as adjusted for non-cash items, was $14.6 million for the period.  However, the net positive change in working capital accounts utilized $31.4 million in cash during the period and the Company made drydocking payments of $2.0 million during the period. Net cash provided by operating activities was $21.5 million for the six months ended June 30, 2008.

Net cash used in investing activities was $40.2 million for the three months ended June 30, 2008, mainly due to additional payments of $42.5 million under the Company’s construction contracts with the shipyards as well as payments totaling $1.2 million relating to the acquisition of other assets. Furthermore, the reduction in restricted cash balances resulted in cash inflows to the Company of $3.5 million. Net cash used in investing activities was $52.1 million for the six months ended June 30, 2008.

Net cash provided by financing activities was $64.4 million for the three months ended June 30, 2008, mainly due to the $37.0 million increase in the Company’s overdraft balances to finance working capital requirements as well as additional drawdowns, of $28.7 million, under the Company’s term loan facilities to finance a portion of the Company’s construction costs of its vessels. Net cash provided by financing activities was $44.7 million for the six months ended June 30, 2008.

As of June 30, 2008, the Company had approximately $49.1 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company’s short-term working capital facilities. Furthermore, as of June 30, 2008, the Company had a $150.0 million revolving guarantee and letter of credit facility under the Company’s $300.0 million senior secured credit facility. Standby letters of credit are critical drivers of growth in the marine fuel industry as most suppliers of refined marine fuel transact on a secured basis. Finally, as of June 30, 2008, the Company had funds of approximately $156.5 million available under the Company’s secured term loans to finance the construction of its new double-hull bunkering tankers.

Ziad Nakhleh, Chief Financial Officer, stated, “Our sound financial performance for the second quarter of 2008 was a direct result of our net revenue growth exceeding the growth in our operating and financing costs. Sales volumes improved significantly in our service centers located in Greece, Singapore and the United Arab Emirates and we realized fresh volume contributions from our new service centers in Northern Europe, the U.K. and West Africa. Our enhanced sales volumes were generated during a period of record-high marine fuel prices and, as a result, we drew upon our revolving credit facilities to finance the associated working capital requirements. Going forward, we believe Aegean’s considerable financial flexibility combined with the execution of management’s growth strategy bodes well for the Company to continue to improve its operating leverage for the benefit of shareholders.”

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2008	2007	2008

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$282,244	$738,629	$493,921	$1,269,001
Voyage and other revenues	400	2,390	2,480	4,047
Total revenues	282,644	741,019	496,401	1,273,048
Cost of marine petroleum products sold	262,228	696,152	455,816	1,192,281
Salaries, wages and related costs	5,262	10,368	9,771	18,790
Depreciation and amortization	2,053	3,805	4,287	7,492
Gain on sale of vessel	(2,693)	-	(2,693)	-
All other operating expenses	8,692	18,260	16,126	33,565
Operating income	7,102	12,434	13,094	20,920
Net financing income (cost)	253	(2,596)	835	(4,829)
Other non-operating income (expense)	(308)	49	(294)	1,297
Net income	$7,047	$9,887	$13,635	$17,388

Basic and diluted earnings per share (U.S. dollars)	$0.17	$0.23	$0.32	$0.41

Other Financial Data:
Gross spread on marine petroleum products(1)	$20,016	$39,329	$38,105	$70,955
Gross spread on lubricants(1)	44	244	350	437
Gross spread on marine fuel(1)	19,972	39,085	37,755	70,518
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	25.1	31.7	24.9	30.8
Net cash provided by (used in) operating activities	(7,345)	(18,791)	(10,906)	21,489
Net cash used in investing activities	(18,642)	(40,156)	(37,066)	(52,107)
Net cash provided by financing activities	$8,927	$64,369	$11,567	$44,707

Sales Volume Data (Metric Tons): (2)
Greece service center	115,988	176,215	212,458	261,896
Gibraltar service center	276,194	248,420	551,185	476,763
UAE service center	144,192	260,139	277,703	521,025
Jamaica service center	132,907	137,472	288,764	286,573
Singapore service center	118,136	250,647	171,402	484,298
Northern Europe service center	-	66,807	-	138,840
Ghana service center	-	46,268	-	72,878
Portland (UK) service center	-	42,659	-	42,659
Other sales volumes(3)	7,865	3,811	12,215	7,640
Total sales volumes	795,282	1,232,438	1,513,727	2,292,572

Other Operating Data:
Number of bunkering tankers, end of period(4)	13.0	22.0	13.0	22.0
Average number of bunkering tankers(4)(5)	12.4	21.2	12.2	20.3
Number of owned storage facilities, end of period(6)	1.0	3.0	1.0	3.0

(Unaudited)	As of December 31, 2007	As of June 30, 2008

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	1,967	16,056
Gross trade receivables	193,257	294,974
Allowance for doubtful accounts	(1,603)	(1,648)
Inventories	97,140	115,975
Current assets	314,864	451,945
Total assets	566,957	762,961
Trade payables	105,055	234,667
Current liabilities (including current portion of long-term debt)	251,335	387,793
Total debt	208,031	255,332
Total liabilities	323,232	500,555
Total stockholder’s equity	243,725	262,406

Working Capital Data:
Working capital(7)	63,529	64,152
Working capital excluding cash and debt(7)	190,212	191,226

(1)
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2008	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	282,244	738,629	493,921	1,269,001
Less: Cost of marine petroleum products sold	(262,228)	(696,152)	(455,816)	(1,192,281)
Less: Cargo transportation costs	-	(3,148)	-	(5,765)
Gross spread on marine petroleum products	20,016	39,329	38,105	70,955
Less: Gross spread on lubricants	(44)	(244)	(350)	(437)
Gross spread on marine fuel	19,972	39,085	37,755	70,518

Sales volume of marine fuel (metric tons)	795,282	1,232,438	1,513,727	2,292,572

Gross spread per metric ton of marine fuel sold (U.S. dollars)	25.1	31.7	24.9	30.8

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in any long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measure of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus an agreed contractual margin.

(2)
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s service centers include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana and Portland (UK) as well as Greece, where the Company conducts operations through its related company, Aegean Oil.

Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

(3)
Other sales volumes represent sales volumes of marine fuel not attributed to any of the Company’s service centers.  From time to time, the Company conducts limited marine fuel trading activities, generally in locations where the Company does not have service centers.  This business involves activities whereby the Company contracts with third party physical suppliers to sell the Company marine fuel and to deliver the marine fuel to a customer in the relevant port. These trading activities do not involve the Company’s physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, the Company typically earns a significantly lower gross spread from its trading activities than from its physical supply activities.

(4)	This data does not include the Company’s Aframax tanker, the Leader, and Panamax tankers, the Fos and the Ouranos, because these vessels are classified as floating storage facilities.

(5)
Average number of bunkering tankers is the number of bunkering tankers in the Company’s fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

(6)
As of June 30, 2008, the Company used its two Panamax tankers, the Ouranos and the Fos, as floating storage facilities in the United Arab Emirates and Ghana, respectively, and its Aframax tanker, the Leader, as a floating storage facility in Gibraltar.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

(7)
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Second Quarter 2008 Dividend Announcement
On August 13, 2008, the Company’s Board of Directors declared a second quarter 2008 dividend of $0.01 per share payable on September 5, 2008 to shareholders of record as of August 22, 2008. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, August 14, 2008, to discuss its second quarter results.  Investors may access the webcast, and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing 888-221-9541 (for U.S.-based callers) or 913-312-1304 (for international callers) and enter the passcode: 6889654.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through August 28, 2008, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 6889654.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, Northern Europe, West Africa, the United Kingdom and North America.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See unaudited consolidated financial statements attached)

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND JUNE 30, 2008
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2007	June 30, 2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,967	$16,056
Trade receivables, net of allowance for doubtful accounts of $1,603 and $1,648, as of December 31, 2007 and June 30, 2008, respectively	191,654	293,326
Due from related companies	3,686	5,491
Inventories	97,140	115,975
Prepayments and other current assets	12,417	21,097
Restricted cash	8,000	-
Total current assets	314,864	451,945

FIXED ASSETS:
Advances for vessels under construction and acquisitions	84,378	115,733
Vessels, cost	149,866	186,342
Vessels, accumulated depreciation	(14,312)	(19,859)
Vessels’ net book value	135,554	166,483
Other fixed assets, net	1,431	1,669
Total fixed assets	221,363	283,885

OTHER NON-CURRENT ASSETS:
Restricted cash	10,171	4,374
Deferred charges, net	8,869	11,221
Concession Agreement	7,720	7,565
Goodwill	3,943	3,943
Other non-current assets	27	28
Total assets	$566,957	$762,961

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$133,000	$136,993
Current portion of long-term debt	3,650	6,137
Trade payables to third parties	77,862	179,948
Trade payables to related companies	27,193	54,719
Other payables to related companies	160	16
Accrued and other current liabilities	9,470	9,980
Total current liabilities	251,335	387,793

LONG-TERM DEBT, net of current portion	71,381	112,202

OTHER NON-CURRENT LIABILITIES	516	560

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,461,428 and 42,503,420 issued and outstanding at December 31, 2007 and June 30, 2008, respectively	425	425
Additional paid-in capital	187,795	188,692
Accumulated other comprehensive income	-	1,250
Retained earnings	55,505	72,039
Total stockholders’ equity	243,725	262,406

Total liabilities and stockholders’ equity	$566,957	$762,961

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2008
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Six Months Ended June 30,
	2007	2008

REVENUES:
Sales of marine petroleum products – third parties	$487,403	$1,261,679
Sales of marine petroleum products – related companies	6,518	7,322
Voyage revenues	1,901	-
Other revenues	579	4,047

Total revenues	496,401	1,273,048

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	385,209	1,043,261
Cost of marine petroleum products sold – related companies	70,607	149,020
Salaries, wages and related costs	9,771	18,790
Depreciation	2,630	5,681
Amortization of drydocking costs	1,657	1,656
Amortization of concession agreement	-	155
Management fees	54	-
Gain on sale of vessel	(2,693)	-
Other operating expenses	16,072	33,565

Total operating expenses	483,307	1,252,128

Operating income	13,094	20,920

OTHER INCOME/(EXPENSE):
Interest and finance costs	(719)	(5,053)
Interest income	1,554	224
Foreign exchange gains (losses), net	(293)	1,304
	542	(3,525)

Income before income taxes	13,636	17,395

Income taxes	(1)	(7)

Net income	$13,635	$17,388

Basic earnings per common share	$0.32	$0.41
Diluted earnings per common share	$0.32	$0.41

Weighted average number of shares, basic	42,410,000	42,483,292
Weighted average number of shares, diluted	42,449,028	42,629,293

The accompanying condensed notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2008
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Six Months Ended June 30,
	2007	2008
Cash flows from operating activities:
Net income	$13,635	$17,388
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,630	5,681
Provision for doubtful accounts	521	45
Share-based compensation	700	897
Amortization	1,676	2,264
Gain on sale of vessel	(2,693)	-
Other non-cash charges	158	44
Changes in assets and liabilities
Increase in trade receivables	(36,118)	(101,717)
Increase in due from related companies	(6,093)	(1,805)
Increase in inventories	(12,949)	(18,835)
Increase in prepayments and other current assets	(1,156)	(8,680)
Increase in trade payables	29,764	129,612
Increase (decrease) in other payables to related companies	19	(144)
Increase in accrued and other current liabilities	1,025	510
Increase in other non-current assets	(6)	(1)
Payments for dry-docking	(2,019)	(3,770)
Net cash provided by (used in) operating activities	(10,906)	21,489

Cash flows from investing activities:
Advances for vessels under construction	(18,519)	(64,573)
Advances for acquired assets	(27,688)	(959)
Net proceeds from sales of vessels	8,276	-
Purchase of other fixed assets	(116)	(372)
Decrease in restricted cash	981	13,797
Net cash used in investing activities	(37,066)	(52,107)

Cash flows from financing activities:
Proceeds from long-term debt	12,793	43,439
Repayment of long-term debt	-	(1,180)
Net change in short-term borrowings	-	3,993
Financing costs paid	(375)	(691)
Dividends paid	(851)	(854)
Net cash provided by financing activities	11,567	44,707

Net increase (decrease) in cash and cash equivalents	(36,405)	14,089
Cash and cash equivalents at beginning of period	82,425	1,967
Cash and cash equivalents at end of period	$46,020	$16,056

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2008.

The unaudited consolidated financial statements presented in this report should be read in conjunction with the Company’s audited combined and consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2007.

2.      Adoption of New Accounting Standards:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157  "Fair Value Measurements" (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material impact on the Company’s financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2007	June 30, 2008
Held for sale:
Marine Fuel Oil	72,255	98,354
Marine Gas Oil	22,950	15,843
	95,205	114,197
Held for consumption:
Marine fuel	1,195	840
Lubricants	646	834
Victuals	94	104
	1,935	1,778

Total	97,140	115,975

4.           Advances for Vessels Under Construction and Acquisitions:

During the six months ended June 30, 2008, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2008	84,378
Advances for vessels under construction and related costs	66,872
Advances for vessel acquisition	959
Vessels delivered and operational	(36,476)
Balance, June 30, 2008	115,733

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. (“Qingdao Hyundai”), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (hull numbers QHS-225 to 228). The construction price of each contract is $10,600, of which $3,180 is payable in advance, $2,120 is payable upon steel-cutting, $2,120 is payable upon keel-laying, $2,120 is payable upon launching and $1,060 is payable upon delivery and acceptance.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

The amounts shown in the accompanying consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

As of June 30, 2008, advances for vessels under construction and acquisitions, is analyzed as follows:

			June 30, 2008
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3500-7**	2008	8,425	8,425	197	8,622
DN-3500-8	2008	8,425	4,592	231	4,823
DN-3500-9	2008	8,425	2,953	148	3,101
DN-3500-10	2008	8,425	2,953	125	3,078
DN-3800-11*	2009	7,890	755	34	789
DN-3800-12*	2009	7,890	755	34	789
DN-3800-13*	2010	7,890	755	35	790
DN-3800-14*	2010	7,890	755	33	788
DN-3800-15*	2010	7,890	755	34	789
Severnav Shipyard
MAISTROS**	2008	14,550	14,550	800	15,350
N 2230007	2008	13,126	7,757	570	8,327
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	6,240	167	6,407
QHS-208	2009	11,600	6,240	148	6,388
QHS-209	2009	11,600	6,240	131	6,371
QHS-210	2009	11,600	4,080	139	4,219
QHS-215	2009	11,600	4,080	130	4,210
QHS-216	2009	11,600	4,080	120	4,200
QHS-217	2009	11,600	4,080	116	4,196
QHS-220	2008	11,000	7,930	351	8,281
QHS-221	2008	11,000	4,940	286	5,226
QHS-222	2009	11,000	2,900	94	2,994
QHS-223	2009	11,000	1,020	93	1,113
QHS-224	2009	11,000	1,020	119	1,139
QHS-225*	2009	10,600	3,180	16	3,196
QHS-226*	2009	10,600	3,180	16	3,196
QHS-227*	2010	10,600	3,180	16	3,196
QHS-228*	2010	10,600	3,180	16	3,196
Acquired Assets
M/T ORION**	2008	917	917	42	959

	Total	280,343	111,492	4,241	115,733

* Contract amount does not include the contract with the engineering firm which, as of June 30, 2008, was not signed. This contract is expected to be signed during 2008.
** Vessel delivered in second quarter of 2008 but as of June 30, 2008, was not positioned and operational.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

As of June 30, 2008, the remaining obligations under these contracts are payable as follows:

Amount
July 1 to December 31, 2008	66,298
2009	89,220
2010	13,333
168,851

5.      Vessels:

During the six months ended June 30, 2008, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2008	149,866	(14,312)	135,554
- Vessels acquired and delivered	36,476	-	36,476
- Depreciation	-	(5,547)	(5,547)
Balance, June 30, 2008	186,342	(19,859)	166,483

On January 18, 2008, the newly-constructed bunkering tanker, DN-3500-3 (subsequently named “Kithnos”), was operational in the Company’s service center in United Arab Emirates. The capitalized cost of this vessel of $9,272, includes the construction cost of the vessel of $8,425 and capitalized costs of $847.

On February 2, 2008, the newly-constructed bunkering tanker, DN-3500-4 (subsequently named “Amorgos”), was operational in the Company’s service center in Gibraltar. The capitalized cost of this vessel of $9,118, includes the construction cost of the vessel of $8,425 and capitalized costs of $693.

On March 29, 2008, the newly-constructed bunkering tanker, DN-3500-5 (subsequently named “Kimolos”), was operational in the Company’s service center in Singapore. The capitalized cost of this vessel of $8,912, includes the construction cost of the vessel of $8,425 and capitalized costs of $487.

On June 16, 2008, the newly-constructed bunkering tanker, DN-3500-6 (subsequently named “Syros”), was operational. The capitalized cost of this vessel of $9,174 includes the construction cost of the vessel of $8,425 and capitalized costs of $749.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.      Deferred Charges:

During the six months ended June 30, 2008, the movement of the account, deferred charges, was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2008	7,999	870	8,869
- Additions	3,770	691	4,461
- Amortization	(1,656)	(453)	(2,109)
Balance, June 30, 2008	10,113	1,108	11,221

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

7.	Total Debt:

The amounts comprising total debt are presented in the accompanying consolidated balance sheets as follows:

Loan Facility	December 31, 2007	June 30, 2008
Short-term borrowings:
Overdraft facility under senior secured credit facility dated 12/21/2007	133,000	117,000
Revolving overdraft facility dated 1/17/2008	-	19,993
Total short-term borrowings	133,000	136,993
Long-term debt:
Secured syndicated term loan dated 10/26/2005	15,093	18,545
Secured syndicated term loan dated 8/30/2005	17,668	20,656
Secured term loan facility under senior secured credit facility dated 12/19/2006	19,342	32,420
Secured term loan dated 10/25/2006	3,760	7,050
Secured term loan dated 10/27/2006	4,512	4,512
Secured syndicated term loan dated 10/30/2006	11,500	22,000
Secured term loan dated 7/5/2007	3,156	3,156
Secured syndicated term loan dated 4/4/2008	-	10,000
Total	75,031	118,339
Less: Current portion of long-term debt	(3,650)	(6,137)
Long-term debt, net of current portion	71,381	112,202

On January 17, 2008, the Company entered into a one year, annually-renewable revolving overdraft facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels, Vera, Sara and Hope and bears interest at LIBOR plus 1.25%.  As of June 30, 2008, the outstanding balance under this facility was $19,993.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.      Total Debt: (Continued)

On April 4, 2008, the Company entered into a syndicated secured term loan with an international bank for an amount of $38,800 to partially finance the construction costs of vessels QHS-225, QHS-226, QHS-227 and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the four vessels. As of June 30, 2008, the outstanding balance under this facility was $10,000.

As of June 30, 2008, the Company had an available unutilized overdraft line of $33,007 under its short-term working capital facilities, and had an available unutilized aggregate amount of $156,466 under its secured term loan facilities.

As of June 30, 2008, the Company was in compliance with the financial covenants under its facility agreements.

The annual principal payments of long-term debt required to be made after June 30, 2008, are as follows:

Amount
July 1 to December 31, 2008	2,799
2009	7,132
2010	8,578
2011	8,508
2012	8,236
2013 and thereafter	83,086
118,339

8.      Other Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Six Months Ended June 30,
	2007	2008
Bunkering tanker voyage expenses	219	427
Bunkering tanker insurance	608	859
Bunkering tanker repairs and maintenance	1,147	1,992
Bunkering tanker spares and consumable stores	884	1,342
Bunkering tanker consumption of marine petroleum products	2,774	8,594
Cargo transportation	-	5,765
Provision for doubtful accounts	521	45
Operating costs of Aegean Hellas	2,226	-
Operating costs of storage facilities	484	1,742
Other	7,209	12,799
Total	16,072	33,565

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.	Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company’s Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff’s calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was heard on May 13, 2008 and the Company is awaiting the court’s decision. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these combined and consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.           Equity Incentive Plan:

During 2008, the Company granted restricted common stock aggregating 133,043 shares to certain officers and directors of the Company. These restricted shares vest as follows: 30,000 shares vest ratably over five years from the grant date, 75,000 shares vest five years from the grant date, 9,000 shares vest one year from the grant date and 19,043 shares vest ratably over four years from the grant date.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the six months ended June 30, 2008:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2008	227,082	15.51
Granted	133,043	41.75
Vested	(41,992)	15.58
June 30, 2008	318,133	26.48

The grant-date fair values of the restricted stock are determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $897 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the six months ended June 30, 2008.

As of June 30, 2008, there was $6,808 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 3.2 years as follows:

Amount
July 1 to December 31, 2008	1,738
2009	2,070
2010	1,329
2011	953
2012	718
6,808

11.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.  As of June 30, 2008, the Company had no shares of preferred stock issued and outstanding and had 42,503,420 shares of common stock, with a par value of $0.01, issued and outstanding. During the six months ended June 30, 2008, the Company declared and paid dividends of $854.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Accumulated Other Comprehensive Income:

During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2007 and June 30, 2008, the amount of cumulative translation adjustments was $0 and $ 1,250, respectively.

13.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company’s total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Six Months Ended June 30,
	2007	2008
Greece	70,127	153,206
Gibraltar	174,392	256,893
United Arab Emirates	90,991	280,632
Jamaica	93,142	157,184
Singapore	57,292	253,544
Northern Europe	-	81,517
Portland (UK)	-	26,048
Ghana	-	48,087
Other	7,977	11,890
Total	493,921	1,269,001

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	Business Segments and Geographical Information: (Continued)

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio. The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2007	June 30, 2008
Gibraltar	39,510	37,856
United Arab Emirates	31,364	34,752
Jamaica	10,975	9,220
Singapore	29,245	37,577
Northern Europe	19,639	22,393
Ghana	-	12,958
Portland (UK)	-	2,348
Other	6,252	11,048
Total	136,985	168,152

14.	Subsequent Events

On July 1, 2008, the Company completed its acquisition of ICS Petroleum, a Vancouver-based marketer and physical supplier of marine fuel in Canada and Mexico. The price of this acquisition is $14,000 plus certain post-closing working capital adjustments which will be finalized by Q3 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: September 22, 2008	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

SK 23250 0002 920662